Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258880

Equitable Financial Life Insurance Company

Supplement dated December 29, 2021 to the current prospectus for Structured Investment Option dated May 1, 2021

Available under the Investment Edge® 21.0 variable deferred annuity contract issued by Equitable Financial Life Insurance Company

This Supplement modifies certain information in the above-referenced prospectus (the “Prospectus”) offered by Equitable Financial Life Insurance Company (the “Company”). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center at 877-899-3743.

The purpose of this Supplement is to provide you with information regarding (1) adding Dual Direction Segment Types, (2) adding new buffers for 1-year Standard Segment Types; (3) adding new 5-year Standard Segment Types; (4) adding NASDAQ-100 Price Return Index to Step Up Segments; and (5) reducing the Contract Fee for Investment Edge ADV.

The following charts list the current Segment Types (including any new Segment Types added herein):

Standard

Index	Segment Duration	Segment Buffer	Minimum Performance Cap Rate

S&P 500 Price Return Index	5 year 1 year	-10%; -15% -10%; -15%	10% 2%

Russell 2000® Price Return Index	5 year 1 year	-10%, -15% -10%; -15%	10% 2%

MSCI EAFE Price Return Index	5 year 1 year	-10%; -15% -10%; -15%	10% 2%

NASDAQ-100 Price Return Index	5 Year 1 year	-10%; -15% -10%; -15%	10% 2%

MSCI Emerging Markets Price Return Index	1 year	-10%; -15%	2%

Step Up

Index	Segment Duration	Segment Buffer	Minimum Performance Cap Rate

S&P 500 Price Return Index	1 year	-10%	2%

Russell 2000® Price Return Index	1 year	-10%	2%

MSCI EAFE Price Return Index	1 year	-10%	2%

NASDAQ-100 Price Return Index	1 year	-10%	2%

Dual Direction

Index	Segment Duration	Segment Buffer	Minimum Performance Cap Rate

S&P 500 Price Return Index	5 year	-10%; -15%	10%

	1 year	-10%	2%

Russell 2000® Price Return Index	1 year	-10%	2%

MSCI EAFE Price Return Index	1 year	-10%	2%

NASDAQ-100 Price Return Index	1 year	-10%	2%

•	The highest level of protection on a Segment Maturity Date is the -15% Segment Buffer and lowest level of protection is the -10% Segment Buffer. Under the Segment Interim Value calculation, the maximum amount that may be lost on transfer, withdrawal, surrender or other distribution from a segment prior to segment maturity date is 85% of the Segment Investment if the -15% Segment Buffer is chosen and 90% of the Segment Investment if the -10% Segment Buffer is chosen.

IM-55-21 (12/21)	Cat #164351 (12/21)
IE 21 SIO	#201618

(1)	Adding Dual Direction Segment Types.

Effective February 22, 2022, we are adding a new Segment Option – Dual Direction Segment Types. A Dual Direction Segment is any Segment belonging to a Segment Type whose name includes “Dual Direction”. For Dual Direction Segments the Segment Rate of Return is equal to the absolute value of the Index Performance Rate for that Segment if the Index Performance Rate is between the Performance Cap Rate and the Segment Buffer, inclusive of both.

Dual Direction Segment example: For the S&P 500 Price Return Index/Dual Direction/5 year/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index Dual Direction/5 year/-10% with a 60% Performance Cap Rate. This means that you will participate in the performance of the S&P 500 Price Return Index for five years starting from the Segment Start Date. If the Index performs positively during this period, your Segment Rate of Return could be as much as 60% for that Segment Duration. If the Index performs negatively but not more negatively than the Segment Buffer during this period, at maturity your Segment Rate of Return will be equal to the absolute value of the Index’s negative performance. This means that if the Index performs negatively down to and including -10%, your Segment Rate of Return will be positive up to and including 10%. If the Index performs more negatively than the Segment Buffer, your Segment Rate of Return will be negative equal to the percentage loss in the Index which exceeds the Segment Buffer. If the Index is flat (0% return), your Segment Rate of Return will be zero. Please note: The absolute value of a number is simply that number without regard to it being positive or negative (e.g., without regard to its mathematical sign). For example, the absolute value of -3 is 3. Therefore, for purposes of the Segment Rate of Return calculation, the absolute value of the Index Performance Rate is simply the Index Performance Rate without regard to its mathematical sign (e.g., the absolute value of a -3% Index Performance Rate is 3%).

Dual Direction Segments will generally have lower Performance Cap Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer. This is because the Segment Rate of Return for Dual Direction Segments is equal to the absolute value of the Index Performance Rate for certain negative returns. Please note that the Performance Cap Rate and Segment Rate of Return for Dual Direction 5-year Segments are cumulative rates of return over the 5-year period from the Segment Start Date to the Segment Maturity Date. They are NOT annual rates, even if the Segment Duration is longer than one year.

Dual Direction Segments.  For Dual Direction Segments, the Segment Rate of Return is equal to the Index Performance Rate subject to the Performance Cap Rate for positive and flat Index Performance Rates and the absolute value of negative Index Performance Rates unless the Index Performance Rate is less than the Segment Buffer in which case it is equal to the Index Performance Rate subject to the Segment Buffer, minus the Contract Fee, as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
is greater than the Performance Cap Rate	equal to the Performance Cap Rate minus the Contract Fee
is between the Performance Cap Rate and Segment Buffer (or equal to either)*	equal to the absolute value of the Index Performance Rate minus the Contract Fee
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the Contract Fee
*	If the Index Performance Rate is zero, the Segment Rate of Return is zero.

Please note:

•	Because of the way the Segment Rate of Return is calculated for Dual Direction Segments, when the Index Performance Rate is near the Segment Buffer, a very small difference in the Index Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, for a 1-year Dual Direction Segment with a -10% Segment Buffer, if the Index Performance Rate is -10.00% on the Segment Maturity Date the Segment Rate of Return is 10.00% whereas, if the Index Performance Rate is -10.01% on the Segment Maturity Date the Segment Rate of Return is -0.01%.

•	Because of the way the Segment Rate of Return is calculated for Dual Direction Segments, in certain situations the Segment Rate of Return may be greater for negative Index Performance Rates than for the corresponding positive Index Performance Rates. For example, for a 1-year Dual Direction Segment with a Performance Cap Rate of 7% and a -10% Segment Buffer, if the Index Performance Rate is -9% on the Segment Maturity Date the Segment Rate of Return is 9% whereas, if the Index Performance Rate is 9% on the Segment Maturity Date the Segment Rate of Return is 7%.

Dual Direction Segment Examples

Assume that you invest $1,000 in an S&P 500 Price Return Index Dual Direction, 1-year Segment with a -10% Segment Buffer, we set the Performance Cap Rate for that Segment at 9%, you make no withdrawal from the Segment, and a Contract Fee of 1.25% (Investment Edge® Select).

If the S&P 500 Price Return Index is 20% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 7.75% Segment Rate of Return, and your Segment Maturity Value would be $1,077.50. We reach that amount as follows:

•	The Index Performance Rate (20%) is greater than the Performance Cap Rate (9%), so the Segment Rate of Return (7.75%) is equal to the Performance Cap Rate minus the Contract Fee (1.25%).

•	The Segment Return Amount ($77.50) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (7.75%).

•	The Segment Maturity Value ($1,077.50) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($77.50).

If the S&P 500 Price Return Index is 5% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 3.75% Segment Rate of Return, and your Segment Maturity Value would be $1,037.50. We reach that amount as follows:

•	The Index Performance Rate (5%) is less than the Performance Cap Rate (9%), so the Segment Rate of Return (3.75%) is equal to the Index Performance Rate minus the Contract Fee (1.25%).

•	The Segment Return Amount ($37.50) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (3.75%).

•	The Segment Maturity Value ($1,037.50) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($37.50).

If the S&P 500 Price Return Index is 5% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 3.75% Segment Rate of Return, and your Segment Maturity Value would be $1,037.50. We reach that amount as follows:

•	The Index Performance Rate is -5% which is not more negative than the Segment Buffer (-10%), so the Segment Rate of Return (3.75%) is the absolute value of the Index Performance Rate (|-5%|) minus the Contract Fee (1.25%).

•	The Segment Return Amount ($37.50) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (3.75%).

•	The Segment Maturity Value ($1,037.50) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($37.50).

If the S&P 500 Price Return Index is 15% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a -6.25% Segment Rate of Return, and your Segment Maturity Value would be $937.50. We reach that amount as follows:

•	The Index Performance Rate is -15% and the Segment Buffer absorbs the first 10% of negative performance, so the Segment Rate of Return is -6.25% which is equal to the % exceeding the Segment Buffer (5%) plus the Contract Fee (1.25%).

•	The Segment Return Amount (-$62.50) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (-6.25%).

•	The Segment Maturity Value ($937.50) is equal to the Segment Investment ($1,000) plus the Segment Return Amount (-$62.50).

Risk Factors unique to Dual Direction Segment Types

•	For Dual Direction Segments, your Segment Rate of Return is limited by its Performance Cap Rate, which could cause your Segment Rate of Return to be lower than it would otherwise be if you invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index.

•	Dual Direction Segments will tend to have a lower Performance Cap Rate than Standard Segments with the same Index, Segment Duration and Segment Buffer.

•	For Dual Direction Segments, your Segment Maturity Value is not affected by the price of the Index on any date between the Segment Start Date and the Segment Maturity Date.

(2)	Adding new buffers for Standard Segment Types.

Effective February 22, 2022, -15% Segment Buffers are being added to create five new Standard Segment Types:

•	S&P 500 Price Return Index/1 year/-15% Segment Buffer;

•	MSCI EAFE Price Return Index/1 year/-15% Segment Buffer;

•	Russell 2000® Price Return Index/1 year/-15% Segment Buffer;

•	NASDAQ-100 Price Return Index/1 year/-15% Segment Buffer; and

•	MSCI Emerging Markets Price Return Index/1 year/-15% Segment Buffer.

The minimum performance cap rate is 2% for each new 1-year Standard Segment Type.

(3)	Adding new 5-year Standard Segment Types.

Effective February 22, 2022, we are adding the MSCI EAFE Price Return Index, NASDAQ-100 Price Return Index and S&P 500 Price Return Index for 5-year Standard Segments creating the following new Standard Segments Types:

•	S&P 500 Price Return Index/5-year/-10% Segment Buffer

•	MSCI EAFE Price Return Index/5 year/-10% Segment Buffer;

•	Russell 2000® Price Return Index/5 year/-10% Segment Buffer;

•	NASDAQ-100 Price Return Index/5 year/-10% Segment Buffer;

•	S&P 500 Price Return Index/5-year/-15% Segment Buffer;

•	MSCI EAFE Price Return Index/5 year/-15% Segment Buffer;

•	Russell 2000® Price Return Index/5 year/-15% Segment Buffer; and

•	NASDAQ-100 Price Return Index/5-year/-15% Segment Buffer.

The minimum performance cap rate is 10% for each new 5-year Standard Segment Type.

(4)	Adding a new Step Up Segment.

Effective February 22, 2022, we are adding the following Step-Up Segment Type:

•	NASDAQ-100 Price Return Index/1-year/-10% Segment Buffer.

(5)	A change to the Contract Fee.

Effective February 22, 2022, the Contract Fee for Investment Edge ADV is 0.00%.

Please also note the following changes to the Prospectus:

1.	The following hereby replaces the first paragraph of “Performance Cap Rate” in “Description of the Structured Investment Option”:

The Performance Cap Rate is generally the highest Segment Rate of Return that can be credited on a Segment Maturity Date for positive Index Performance Rates. Performance Cap Rates, including the applicable Performance Cap Rates for Segments selected on your application, are announced at least one week before the Segment Start Date and can be found at www.equitable.com/ierates. The Performance Cap Rate for each Segment will not change throughout the Segment Duration. Each contract series may have different Performance Cap Rates with Investment Edge Performance Cap Rates generally being higher than Investment Edge Select Performance Cap Rates and Investment Edge ADV Performance Cap Rates generally being higher than both Investment Edge and Investment Edge Select Performance Cap Rates. The Performance Cap Rate for the same Segment may vary between owners but will never be less than the applicable minimum Performance Cap Rate. Since Performance Cap Rates are announced online at least one week before the Segment Start Date, you should consider any differences in the Performance Cap Rates when deciding which contract series to purchase.

2.	The following hereby supplements the section “Breakpoint Credit”:

The Breakpoint Credit is not applicable to Investment Edge ADV.

3.	The following hereby amends the corresponding sections in “Incorporation of certain documents by reference”:

Our Annual Report on Form 10-K for the period ended December 31, 2020, our Quarterly Reports on Form 10-Q  for the quarterly periods ended March  31, 2021, June  30, 2021 and September  30, 2021 and our current report on Form 8-K dated June 1, 2021, are considered to be part of this Prospectus because they are incorporated by reference.

4.	The following hereby supplements the information in “Appendix I: Segment Interim Value — Overview of the Purposes and Impacts of the Calculation — Fair Value of Hypothetical Derivatives”:

For Dual Direction Segments, we use hypothetical put, call and binary put options to estimate the market value, at the time the Segment Interim Value is calculated, of the risk of loss and the possibility of gain at the end of the Segment.

5.	The following hereby supplements the information in “Appendix I: Segment Interim Value — Overview of the Purposes and Impacts of the Calculation — Fair Value of Hypothetical Derivatives”:

At the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives for Dual Direction Segments is calculated using several different hypothetical options. These hypothetical options are designated for each Dual Direction Segment and are described in more detail below.

At-the-Money Call Option (strike price equals the index value at Segment inception).  For Dual Direction Segments, the potential for gain in an up market is estimated using the value of this hypothetical option.

Out-of-the-Money Call Option (strike price equals the index increased by the Performance Cap Rate).  The risk of loss is estimated using the value of this hypothetical option.

•

For Dual Direction Segments, the net amount of the At-the-Money Call Option less the value of the Out-of-the-Money Call Option is an estimate of the market value of the possibility of gain at the end of the Segment in an up market as limited by the Performance Cap Rate.

At-the-Money Put Option (strike price equals index value at Segment inception).  The potential for gain in a down market is estimated using the value of this hypothetical option.

Out-of-the-Money Put Option (strike price equals the index decreased by the Segment Buffer).  The risk of loss in a down market in excess of the Buffer is estimated using the value of this hypothetical option. Dual Direction Segments use two of these options.

•

For Dual Direction Segments, the net amount of the At-the-Money Put Option less the value of one of the Out-of-the-Money Put Options is an estimate of the market value of the possibility of gain at the end of the Segment in a down market limited by the Buffer.

Out-of-the-Money Binary Put Option (strike price equals index value at Segment inception minus Segment Buffer).  The risk of loss in a down market in excess of the Buffer is estimated using the value of this hypothetical option.

•

For Dual Direction Segments, the other Out-of-the-Money Put Option combined with the Out-of-the-Money Binary Put Option is an estimate of the market value of the possibility of loss at the end of the Segment in a down market in excess of the Buffer.

•

It is important to note that the put option value and binary put option value will almost always reduce the Segment Interim Value, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

6.	The following hereby supplements the information in “Appendix I: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — Fair Value of Hypothetical Derivatives”:

For each Dual Direction Segment, we designate and value several hypothetical options, each of which is tied to the performance of the Index underlying the Segment in which you are invested. For Dual Direction Segments, these are: (1) the At-the-Money Call Option, (2) Out-of-the-Money Call Option, (3) At-the-Money Put Option, (4) two Out-of-the-Money Put Options and (5) Out-of the-Money Binary Put Option. At Segment maturity, these hypothetical options are designated to value gains up to the Performance Cap Rate in an up market and down to the Buffer in a down market, as well as, value losses below the Segment Buffer.

7.	The following hereby supplements the information in “Appendix I: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — Fair Value of Hypothetical Derivatives”:

(1)

At-the-Money Call Option:  This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date. At any time during the Segment Duration, the fair value of the At-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment on the Segment Maturity Date equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date, multiplied by the Segment Investment.

(2)

Out-of-the-Money Call Option:  This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date increased by a percentage equal to the Performance Cap Rate. At any time during the Segment Duration, the fair value of the Out-of-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date in excess of the Performance Cap Rate, multiplied by the Segment Investment. The value of this option is used to offset the value of the At-the-Money Call Option, thus recognizing in the Interim Segment Value a ceiling on gains at Segment maturity imposed by the Performance Cap Rate.

(3)

At-the-Money Put Option:  This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date. At any time during the Segment Duration, the fair value of the At-the-Money Put Option represents the market value of the potential to receive an amount equal to the negative return of the Index between the Segment Start Date and the Segment Maturity Date, multiplied by the Segment Investment.

(4)

Out-of-the-Money Put Option (Dual Direction Segments use two of these options):  This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date decreased by a percentage equal to the Segment Buffer. At any time during the Segment Duration, the fair value of the Out-of-the Money Put Option represents the market value of the potential to receive an amount equal to the excess of the negative return of the Index between the Segment Start Date and the Segment Maturity Date beyond the Segment Buffer, multiplied by the Segment Investment. The value of one Out-of-the-Money Put option is used to offset the value of the At-the-Money Put Option, and the value of the other Out-of-the-Money Put Option is used to value the potential losses that may be incurred in excess of the Segment Buffer at Segment maturity.

(5)

Out-of-the-Money Binary Put Option:  This is a requirement to pay the absolute value of the Segment Buffer multiplied by the Segment Investment on the scheduled Segment Maturity Date, if the index price is lower than the index price on the Segment Start Date decreased by a percentage equal to the Segment Buffer. At any time during the Segment Duration, the fair value of the Out-of-the-Money Binary Put Option represents the market value of the potential to receive the absolute value of the Segment Buffer multiplied by the Segment Investment on the Segment Maturity Date.

For Dual Direction Segments, the Fair Value of Derivatives is equal to (1) minus (2) plus (3) minus (4) minus (5), as defined above.

8.	The following hereby supplements the information in “Appendix I: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — (A)(2) Fair Value of Hypothetical Derivatives”:

We determine the fair value of each of the applicable designated hypothetical options for a Standard Segment, Step Up Segment or Dual Direction Segment using a market standard model for valuing a European option on the Index, assuming a continuous dividend yield or net convenience value, with inputs that are consistent with market prices that reflect the estimated cost of exiting the hypothetical Derivatives prior to Segment maturity (e.g., the estimated ask price).

9.	The following hereby supplements the information in “Appendix I: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — (B) Pro Rata Share of Performance Cap Rate”:

For Standard, Step Up and Dual Direction Segments, prior to the Segment Maturity Date, your Segment Interim Value will be limited by the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed.

10.	The following hereby supplements the information in “Appendix I: Segment Interim Value — EXAMPLES”

Example: Segment Interim Value — Dual Direction Segments (Contract fee of 1.25%)

Item	1-Year Segment	1-Year Segment
Segment Duration (in months)	12	12
Valuation Date (months since Segment Start Date)	3	9
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-10%
Performance Cap Rate	9.0%	9.0%
Time to Maturity (in months)	9	3
Assuming the change in the Index Value is 10% (for example from 100.00 to 110.00)
Fair Value of Hypothetical Fixed Instrument	$989.53	$996.56
Fair Value of Hypothetical Derivatives	$35.11	$57.70
Cap Calculation Factor	$15.00	$5.00
Sum of above	$1,039.64	$1,059.27
Segment Investment multiplied by prorated Performance Cap Rate	$1,022.50	$1,067.50
Segment Interim Value	$1,022.50	$1,059.27

Assuming the change in the Index Value is -5% (for example from 100.00 to 95.00)
Fair Value of Hypothetical Fixed Instrument	$989.53	$996.56
Fair Value of Hypothetical Derivatives	-$21.88	$8.12
Cap Calculation Factor	$15.00	$5.00
Sum of above	$982.65	$1,009.69
Segment Investment multiplied by prorated Performance Cap Rate	$1,022.50	$1,067.50
Segment Interim Value	$982.65	$1,009.69

Item	1-Year Segment	1-Year Segment
Assuming the change in the Index Value is -15% (for example from 100.00 to 85.00)
Fair Value of Hypothetical Fixed Instrument	$989.53	$996.56
Fair Value of Hypothetical Derivatives	-$83.15	-$59.42
Cap Calculation Factor	$15.00	$5.00
Sum of above	$921.38	$942.14
Segment Investment multiplied by prorated Performance Cap Rate	$1,022.50	$1,067.50
Segment Interim Value	$921.38	$942.14

The input values to the market standard model that have been utilized to generate the hypothetical examples above are as follows:

(1)	Implied volatility of 24.89% is assumed.
(2)	Investment rate corresponding to remainder of Segment term is 1.00% (9 months to maturity) and 0.99% (3 months to maturity).
(3)	Swap rate corresponding to remainder of Segment term is assumed 1.40% (9 months to maturity) and 0.39% (3 months to maturity).
(4)	Skewness of -23% is assumed.
(5)	Index dividend yield is 1.95% annually.
(6)	One-Half estimated Bid-Ask Spread of 50 bps.

Example: Effect of Withdrawals on Segment Interim Value — Dual Direction Segments (Contract fee of 1.25%)

Item	1-Year Segment	1-Year Segment
Segment Duration (in months)	12	12
Valuation Date (months since Segment Start Date)	9	3
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-10%
Performance Cap Rate	9.0%	9.0%
Time to Maturity (in months)	3	9
Amount Withdrawn(1)	$100	$100
Assuming the change in the Index Value is 10% (for example from 100.00 to 110.00)
Segment Interim Value(2)	$1,022.50	$1,059.27
Percent Withdrawn(3)	9.78%	9.44%
New Segment Investment(4)	$902.20	$905.60
New Segment Interim Value(5)	$922.50	$959.27
Assuming the change in the Index Value is -5% (for example from 100.00 to 95.00)
Segment Interim Value(2)	$982.65	$1,009.69
Percent Withdrawn(3)	10.18%	9.90%
New Segment Investment(4)	$902.20	$905.60
New Segment Interim Value(5)	$882.65	$909.69

Assuming the change in the Index Value is -15% (for example from 100.00 to 85.00)
Segment Interim Value(2)	$921.38	$942.14
Percent Withdrawn(3)	10.85%	10.61%
New Segment Investment(4)	$891.47	$893.86
New Segment Interim Value(5)	$821.38	$842.14

(1)	Amount withdrawn is net of applicable withdrawal charge.
(2)	Segment Interim Value immediately before withdrawal.
(3)	Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value.
(4)	New Segment Investment is equal to the original Segment Investment ($1,000) multiplied by (1 – Percent Withdrawn).
(5)

New Segment Interim Value is equal to the calculated Segment Interim Value based on the new Segment Investment. It will also be equal to the Segment Interim Value multiplied by (1 – Percent Withdrawn).